POWER-SAVE ENERGY COMPANY
3940-7 Broad Street, #200
San Luis Obispo, California 93401

December 5, 2007

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
Mr. Matthew J. Benson, Attorney-Advisor
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Power--Save Energy Company Registration Statement on Form SB-2 Amendment No. 2 Filed August 31, 2007 File No. 333-143151

Messrs. Owings and Benson:

                 This letter sets forth the responses of Power-Save Energy Company ("we, "our," "us," or the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated September 28, 2007 (the "Comment Letter") with respect to the above-referenced filing. In addition, the Company has filed through EDGAR a Pre-Effective Amendment No. 3 ("Amendment No. 3") to the above-referenced registration statement (the "Registration Statement") which incorporates the Company's responses to the Staff's comments to the Registration Statement and updates the disclosures including financial statements for the period ended September 30, 2007.

                 We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is our response in regular font. Our responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

History, Page 3

1.	In general, please indicate whether each of the transactions were with unrelated parties. We direct you to the discussion involving Tabatha V and Accel Energy Group, Inc. as examples.

We revised the disclosure in Amendment No. 3 to include statements concerning whether the transactions were with related parties. As revised, Amendment No. 3 provides the following disclosures:

(A) Before Power-Save Nevada and Tabatha V, Inc. entered into the share exchange agreement, there was no relationship between Tabatha V, Inc. or any of its affiliates and either Power-Save Nevada or any of their affiliates.

(B) Before Mr. Forster acquired the 60,000,000 shares of stock of Accel Energy Group, Inc., on December 27, 2005, neither Mr. Forster nor Power-Save Nevada nor any of their affiliates had any prior relationship with Accel Energy Group, Inc. or any of its affiliates.

(C) Before the asset purchase agreement was entered into on September 12, 2006, between our company and Power-Save Nevada, neither we nor any of our affiliates had any prior relationship with either Mr. Forster or Power-Save Nevada or any of their affiliates.

2.	Please indicate in the penultimate paragraph whether the share exchange transaction contemplated rescission in the event Tabatha V could not be developed into a fully reporting publicly traded company. If not, please indicate the basis for the agreement to rescind and, in any event, indicate whether any consideration was involved. This comment also applies to the discussion concerning PS Corp on page 4.

The share exchange transaction between Power-Save Nevada and Tabatha V did not expressly contemplate rescission in the event that Tabatha V could not be developed into a fully reporting publicly traded company. The events that led the parties to mutually agree to rescind the transaction were as follows: At the time the parties entered into the share exchange transaction, Tabatha V represented that it was subject to reporting obligations under the federal securities laws, and that it had timely filed and was current in such filings. After the share exchange transaction was consummated and in connection with the process of obtaining a relationship with market makers for Tabatha's common stock, it was discovered that in April 2004, Tabatha had filed a Form 15 with the SEC terminating its reporting obligations under the Securities Exchange Act of 1934, although Tabatha had continued voluntarily filing reports with the SEC. Consequently, the parties reached an oral agreement to rescind the transaction and the following occurred: (i) Tabatha V returned the 1,000,000 shares of Power-Save Nevada that it received, and Power-Save returned the 10,000,000 shares of Tabatha V that it received, in connection with the share exchange transaction, and (ii) Mr. Forster returned the 145,000,000 shares of Power-Save common stock that he purchased and Power-Save returned the $145,000 that it received from Mr. Forster for such shares. No separate consideration was involved in connection with the rescission.

With respect to the transaction involving PS Corp, rescission was not contemplated in the event that PS Corp could not be developed into a fully reporting publicly traded company. In this case, once that became evident, Mr. Forster resigned from his offices with PS Corp and sold his ownership interest in PS Corp to an unaffiliated party in a private transaction.

3.	In the last paragraph, it would appear the first reference to Tabatha V should be Power-Save Nevada since there was a name change in November 2005. We note in the last sentence that you do not have a continuing interest in Tabatha V. Please clarify to indicate whether there is any continuing relationship with them.

We changed the reference in the last paragraph to refer to Power-Save Energy Corp, the name to which Tabatha V was changed in November 2005. Because the entity subsequently changed its name back to Tabatha V and because of the possibility of confusion we had initially elected to refer to it as Tabatha V throughout the disclosure.

We clarified the disclosure in the last paragraph to confirm that neither Mr. Forster nor Power-Save Nevada has a continuing interest in, or any further relationship with, Tabatha V.

PS Corp, page 4
4.	Please indicate the percentage ownership represented by the 60,000,000 shares issued to Mr. Forster and indicate what role Mr. Forster had in the operation of the company. Since the last paragraph of this section indicates he was an officer or director, please indicate the reasons for the development of the new power saving device through his privately held company instead of PS Corp. The last paragraph also indicates that Mr. Forster sold 145,000,000 shares of PS Corp. Please explain the difference and, in each case, indicate the percentage ownership represented.

First, the statement that Mr. Forster acquired 60,000,000 shares of Accel Energy stock on December 27, 2005 is incorrect. He acquired 145,000,000 shares; not 60,000,000 shares. Accordingly, we revised the disclosure to state that Mr. Forster acquired 145,000,000 shares, which represented 79.12% of the then outstanding common stock of PS Corp. When Mr. Forster sold such shares, the amount also represented 79.12% of the then outstanding common stock of PS Corp. We also added disclosure to state that upon attaining his position, Mr. Forster served as the sole employee of the company, and was responsible for all of its operations.

The disclosure indicating that the new power saving device was developed through Mr. Forster's privately held company, Power-Save Nevada, was inaccurate. Power-Save Nevada acquired the new power saving device as a result of purchasing the assets of ABET, which consisted of the intellectual property and designs for the new power saving device. Power-Save Nevada purchased such assets instead of PS Corp because PS Corp was contractually prevented from acquiring such assets under the terms of its agreement with KVAR Energy. We revised the disclosure in accordance with the foregoing.

Power-Save Nevada and Our Current Company, page 5
5.	Revise the first paragraph to indicate the material terms of the "certain" liabilities assumed and to state what assets were attained in addition to the rights to the PS 1200 design.

We revised the disclosure to state that the liabilities assumed included all unfulfilled contractual obligations and liabilities relating to the operation of Power-Save Nevada incurred in the ordinary course of its business and operation of its property existing and that were in effect as of the closing of the transaction, but excluding (a) its state and federal income tax obligations as of the date of the closing, and (b) its liabilities existing and in effect as of the closing.

We also revised the disclosure to provide that in addition to the rights to the PS 1200 design, the assets transferred by Power-Save Nevada to us included all of its cash, accounts receivable, inventory, equipment and intellectual property.

6.	In the second paragraph, please revise to state what your prior relationships were instead of "no material" relationships.

We revised the disclosure to state that there were no prior relationships, rather than stating that there were "no material" relationships.

7.	In the last paragraph of this section, the number of shares stated appears to conflict with the financial statements. Please revise. In addition, the percentages set forth for Mr. Forster do not appear to be correct in each case. As an example, it is unclear how Mr. Forster's transfer of 15,000,000 shares to Mr. Engelbrecht resulted in a 33% decrease in ownership, from 97% to 64%. Please advise.

The number of shares outstanding at December 31, 2006 as reported in the financial statements is incorrect. The number of shares outstanding at December 31, 2006 was 31,230,295. This amount is the sum of the 25,845,795 shares resulting from the three-for-one reverse split plus the 5,384,500 shares that were issued upon conversion of debt on December 31, 2006. Our quarterly reports for the period ended March 31, 2007 and subsequent periods correctly states the number of shares outstanding at December 31, 2006.

Initially, we issued 75,000,000 shares of our common stock to Power-Save Nevada. Immediately following such issuance we had 77,537,384 shares of common stock outstanding. Accordingly, the 75,000,000 shares issued to Power-Save Nevada represented 97% of our outstanding common stock as indicated in the second paragraph of this section. When Mr. Forster transferred 15,000,000 shares of common stock to Mr. Engelbrecht, Mr. Forster's ownership decreased from 75,000,000 shares to 60,000,000 shares. The 60,000,000 shares represented 77% of our then outstanding common stock. We erroneously stated that the 60,000,000 shares represented 64% of our then outstanding common stock. Amendment No. 3 reflects the correct percentage.

8.	Please indicate, if true, that Mr. Forster continues to own the privately held Power-Save Nevada. In this regard, please state whether Mr. Forster has any current plans, intentions, or arrangements with that company that may have an impact on you.

We revised the disclosure to include a statement that Mr. Forster does continue to own the privately held Power-Save Nevada, however, that entity does not own any assets and has no business operations. We also added that Mr. Foster does not have any current plans, intentions or arrangements with that entity that may have an impact on us.

The Offering, page 5
9.	In the first paragraph, please clarify the sentence "Assuming all shares." Also, please disclose what would prohibit distribution of all shares. In this regard, please indicate whether there are any conditions on persons receiving the shares. Further, please indicate whether acceptance of the shares precludes any potential litigation that may be threatened or contemplated as a result of Mr. Forster's prior transactions and activities while with PS Corp. In addition, please discuss the costs involved in the transfer of shares and the person or entity bearing those costs. Finally, please indicate whether there is any agreement or understanding between you and Mr. Forster relating to the transfer.

We clarified the sentence by revising the disclosure to replace the words "Assuming all shares..." with "After all of the shares...are transferred by Mr. Forster...."

There are no conditions to any person's receipt of shares, no release of claims is being sought in connection with the transfer, and acceptance of the shares does not preclude any litigation that may be threatened or contemplated related to Mr. Forster's prior transactions and activities while with PS Corp. We revised the disclosure in Amendment No. 3 accordingly.

Amendment No. 3 also includes a discussion of the costs involved in the transfer of the shares and a statement that Mr. Forster is bearing such costs. We are bearing the costs related to the registration of the shares.

Amendment No. 3 also includes a statement that there is no agreement or understanding between us and Mr. Forster relating to the transfer.

10.	In the second paragraph, please indicate the approximate number of shareholders holding their PS Corp stock in street name, if known.

We do not know the approximate number of shareholders that held shares of PS Corp as of September 13, 2006.

11.	We note your response to our prior comment 2. Please include this information in the third paragraph on page 2.

We have included our response to your prior comment 2 in the third paragraph of this section.

You requested that we include our response to your prior comment 2 in the third paragraph on page 2, however that paragraph discusses our business marketing activity and including our response to your prior comment 2 in that paragraph appears out of context. A more appropriate place for including our response to your prior comment 2 appears to be the third paragraph in this section.

* * * *

With respect to our Registration Statement, the Company acknowledges that:

•	should the Commission or staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 Thank you for your assistance in this matter. Please call me at (866) 297-7192 or James A. Mercer III, of Duane Morris LLP, counsel to Power-Save Energy Company, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,
/s/	Michael Forster
Chief Executive Officer and President